51-102F3
MATERIAL CHANGE REPORT
Item 1   Name and Address of Company
RepliCel Life Sciences Inc. (“RepliCel” or the “Company”)
900 – 570 Granville Street
Vancouver, BC  V6C 3P1
Item 2   Date of Material Change
October 27, 2021 and October 28, 2021
Item 3   News Release
The news releases dated October 27, 2021 and October 28, 2021 were disseminated through Accesswire.
Item 4   Summary of Material Change
On October 27, 2021, the Company provided an update on its dermal injector program.  Early testing results have proven the injector meets all primary product and functionality specifications while revealing some technical issues which have now been addressed regarding the transfer of the pilot-scale technologies to commercial scale production. Based on testing feedback, certain component, software, and production modifications have been made and others are awaiting delivery.  These were required to ensure seamless compliance with RepliCel’s product specifications and multinational regulatory quality guidelines. The first production run of units will be completed upon successfully passing the early testing round currently underway which involves signing off on all components and commercial-scale production.
The Company looks forward to revealing the pre-commercial device to the market and submitting our marketing application submission to regulators in the weeks to come.
On October 28, 2021, the Company announced the DermaPrecise trademark for its dermal injector product portfolio.
Immediate high-value medical applications being explored for the DermaPrecise Injector are for dermal and subcutaneous delivery of cell and gene therapies, antibody therapeutics, toxins, and certain medical dermatology applications.
Aesthetic applications for the DermaPrecise Injector will include the injection of enzymes for fat dissolution, platelet rich plasma (PRP) for skin and hair applications, fat transfers, and certain applications of toxins and dermal fillers where there is a need to minimize injection pain and/or ensure broad, even dispersion of product as broadly as possible.
The DermaPrecise injection system is supplied with single-use cartridges and multi-needle heads for use with injectables of varying viscosity including highly viscose products such as some of the newer crosslinked hyaluranic acid-based dermal fillers and antibody therapeutics.

RepliCel initially developed the DermaPrecise injection system to ensure optimized, precise, and  consistent delivery of its cell-based regenerative medicine products in development to reverse hair loss due to androgenetic alopecia and to regenerate the extracellular matrix under aging skin. For the rapidly growing cell and gene therapy industry, injection-related shear force can threaten to burst cells during the delivery process thus obviating the product’s effectiveness. In the coming weeks, RepliCel intends publish data demonstrating the superiority of the DermaPrecise Injector, over traditional methodologies, for the delivery of cells into the skin and subcutaneous layer.
About the DermaPrecise Injector Product Line
The DermaPrecise Injector Product Line is comprised of a desktop touchscreen control unit wired to a handheld electronic injector wand with a push-button trigger rather than a manual plunger. In addition to offering unparalleled electronic control and consistency of injection depth and dose, the injector includes a cooling element intended to cool the skin to minimize sensation prior to injection. The proprietary consumables include two different multi-needle heads, syringe cartridges, and liners.
RepliCel management and advisors have engaged key clinical opinion leaders on the identification of high-value market applications for the device including the injection of various substances into the dermal and subcutaneous layers. Such substances include toxins, dermal fillers, drugs, biologics, PRP, fat, and cells. Potential uses for the devices include injections to treat hair loss, hyperhidrosis, migraines, skin aging/damage, skin pigmentation, and wounds, as well as cosmetic procedures such as skin rejuvenation, aesthetic sculpting, and reduction of fine wrinkles.
Commercial, clinical-grade units of the consumables and injector are now in production and testing for the purpose of gathering all necessary data to complete the submission to regulatory agencies seeking marketing approval. Plans are actively underway to pursue regulatory approvals for market launch initially in the United States, Europe, Hong Kong, and Japan to be followed by other markets globally.
Item 5   Full Description of Material Change.
5.1         Full Description of Material Change
A full description of the material changes are described in Item 4 above and in the News Releases which were filed on SEDAR at www.sedar.com.
5.2         Disclosure for Restructuring Transactions
N/A
Item 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
N/A
Item 7   Omitted Information
None
Item 8   Executive Officer
Contact:           Lee Buckler, CEO and President
Telephone:       604.248.8693

Item 9   Date of Report
November 2, 2021